SCHEDULE 13G/A

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                		Tellabs Inc.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                                8979664100
------------------------------------------------------------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Tellabs Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	One Tellabs Center
	1415 West Diehl Road
	Naperville, Il 60563
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
Davis Growth Opportunity
DNE Corp
Davis New York Venture
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Masters Select
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Omaha
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Pru Focused Val
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Opportunities
Sicav Davis Value Fund
SS Barney Large Cap V
Selected Special Shares
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith
APL Wrap
CIBC Oppenheimer WRAP
Morgan Stanley Wrap
McDonald Investments Wrap
Mesirow Wrap
Morgan Keegan Wrap
Paine Webber Wrap
Piper Jaffrey Wrap
Prudential Wrap
Raymond James Wrap
Salomon Smith Barney Wrap
Wood Gundy CIBC Wrap

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	879664100
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		 46,233,642	shares

Abar Foundation			6,900
American Electric		218,700
Atlanta Gas & Light		38,500
Atmos Energy			20,300
Avon Old Farms			6,200
AXP Partners			109,100
Bowne & Co.			14,400
Catholic Mutual			7,300
Champa Trust			10,700
Del Labs PenPl			4,030
Del Labs-Lacrss			375
DetroitLaborers			63,300
Davis Growth Opportunity	267,000
DNE Corp			4,900
Davis New York Venture		26,151,000
Davis VaraValue			249,100
Electrical Workers Annuity	53,200
Electrical Workers Pension	69,200
Emma Willard			8,100
Fishkind LLC			9,800
Genesis Depreciation		16,500
Genesis Foundation		8,000
Genesis Pension			5,200
Galveston			5,000
Georgia Corp			79,000
Gonzaga Univ			13,600
GrangeFT			21,000
Hathaway			12,700
Hirsch				7,900
Hoff Family Tr.			8,800
Lewis & Roca			4,400
MassMutual Prt			510,400
MassMutual Var			36,500
Masters Select			350,000
Mattin A			6,700
Mattin B			6,700
Medcen				4,800
MennenFT			31,300
Methodist Home			45,700
MetLife SIP			59,200
Milder CP			11,400
Minn Retail			57,400
Manulife Value			64,000
Mt. Sinai			29,700
Mutual Protect			6,200
NASD				34,300
NASDRegulation			32,100
NedsIsland			19,800
NM Mutual			13,500
Noramco Davis			8,800
NYC Superior			20,600
Omaha				10,100
Plumbers & Pipefitters		7,900
SunAmerica Davis Venture Value	2,768,500
Pru Focused Val			302,400
Prudential SP			77,500
Quadsan				11,100
Rappaport			7,600
RL Polk				8,500
Selected American Shares	6,787,300
Scudder - SVS			58,700
Sicav Davis Opportunities	18,800
Sicav Davis Value Fund		371,100
SS Barney Large Cap V		55,400
Selected Special Shares		53,000
Stobie Creek			20,100
Sun America Style Select	43,600
Sun America Style LCV		34,300
Suburban Propane		16,100
SunLifeValue			30,300
Tallahassee			89,500
Temple				3,500
Union Dale			6,900
Via				9,400
Volvo				12,000
Wallace Retire			44,000
Wellstar			15,400
New England Zenith		970,300
APL Wrap			2,165,376
CIBC Oppenheimer WRAP		75,814
Morgan Stanley Wrap		839,932
McDonald Investments Wrap	23,655
Mesirow Wrap			11,985
Morgan Keegan Wrap		20,915
Paine Webber Wrap		643,213
Piper Jaffrey Wrap		46,482
Prudential Wrap 		929,849
Raymond James Wrap		242,700
Salomon Smith Barney Wrap	556,581
Wood Gundy CIBC Wrap		535

(b) Percent of class		11.28%
Abar Foundation			0.00%
American Electric		0.05%
Atlanta Gas & Light		0.01%
Atmos Energy			0.00%
Avon Old Farms			0.00%
AXP Partners			0.03%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.02%
Davis Growth Opportunity	0.07%
DNE Corp			0.00%
Davis New York Venture		6.38%
Davis VaraValue			0.06%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.02%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.02%
Gonzaga Univ			0.00%
GrangeFT			0.01%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.12%
MassMutual Var			0.01%
Masters Select			0.09%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.01%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Manulife Value			0.02%
Mt. Sinai			0.01%
Mutual Protect			0.00%
NASD				0.01%
NASDRegulation			0.01%
NedsIsland			0.00%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.01%
Omaha				0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.68%
Pru Focused Val			0.07%
Prudential SP			0.02%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	1.66%
Scudder - SVS			0.01%
Sicav Davis Opportunities	0.00%
Sicav Davis Value Fund		0.09%
SS Barney Large Cap V		0.01%
Selected Special Shares		0.01%
Stobie Creek			0.00%
Sun America Style Select	0.01%
Sun America Style LCV		0.01%
Suburban Propane		0.00%
SunLifeValue			0.01%
Tallahassee			0.02%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
New England Zenith		0.24%
APL Wrap			0.53%
CIBC Oppenheimer WRAP		0.02%
Morgan Stanley Wrap		0.20%
McDonald Investments Wrap	0.01%
Mesirow Wrap			0.00%
Morgan Keegan Wrap		0.01%
Paine Webber Wrap		0.16%
Piper Jaffrey Wrap		0.01%
Prudential Wrap 		0.23%
Raymond James Wrap		0.06%
Salomon Smith Barney Wrap	0.14%
Wood Gundy CIBC Wrap		0.00%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   46,233,642

	(ii)  shared power to vote to direct the vote

			N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 46,233,642
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002